Volaris Reports April 2025 Traffic Results:

Load Factor of 82%

Mexico City, Mexico, May 7, 2025 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, reports its April 2025 preliminary traffic results.

In April, Volaris’ ASM capacity increased by 16.9% year-over-year, while RPMs for the month grew by 12.7%. Mexican domestic RPMs increased 12.9%, while international RPMs increased 12.2%. As a result, the load factor decreased by 3.1 percentage points year-over-year to 81.6%. During the month, Volaris transported 2.6 million passengers.

Enrique Beltranena, Volaris’ President and CEO, said: “April figures reflect one of the most complex months to forecast capacity, given the macro volatility. We grew RPMs in both our domestic and international markets and, staying true to our ULCC model, proactively implemented competitive pricing strategies to sustain high occupancy levels while optimizing TRASM. Looking ahead, we continue to cautiously modulate growth, grounded in two guiding priorities: customer demand and sustained profitability.”

	Apr 2025	Apr 2024	Variance	YTD Apr 2025	YTD Apr 2024	Variance
RPMs (million, scheduled & charter)
Domestic	1,596	1,413	12.9%	6,132	5,742	6.8%
International	932	830	12.2%	3,858	3,647	5.8%
Total	2,528	2,243	12.7%	9,990	9,389	6.4%
ASMs (million, scheduled & charter)
Domestic	1,836	1,568	17.1%	6,944	6,336	9.6%
International	1,260	1,079	16.7%	4,889	4,528	8.0%
Total	3,096	2,647	16.9%	11,833	10,864	8.9%
Load Factor (%, RPMs/ASMs)
Domestic	86.9%	90.1%	(3.2) pp	88.3%	90.6%	(2.3) pp
International	73.9%	76.9%	(3.0) pp	78.9%	80.5%	(1.6) pp
Total	81.6%	84.7%	(3.1) pp	84.4%	86.4%	(2.0) pp
Passengers (thousand, scheduled & charter)
Domestic	1,967	1,716	14.6%	7,375	6,701	10.1%
International	649	563	15.4%	2,659	2,501	6.3%
Total	2,616	2,278	14.8%	10,034	9,202	9.0%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period’s performance or its comparison year-over-year will indicate a similar performance in the future. Figures are rounded for convenience purposes.

Glossary

Revenue passenger miles (RPMs): Number of seats booked by passengers multiplied by the number of miles flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 229 and its fleet from 4 to 145 aircraft. Volaris offers more than 500 daily flight segments on routes that connect 44 cities in Mexico and 29 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.